Exhibit 99.1

Hi everyone,

My name is Courtnie Baek and I’m an Investor Relations Associate here on the Masterworks team.

I am pleased to announce our newest offering, a quintessential piece by the British Op Art painter, Bridget Riley. As the subject of multiple retrospectives, including a recent one at the Yale Center for British Art in March of 2022, Riley’s work has enjoyed both critical acclaim and a formidable presence at auction.

To find investment quality works by the artist, our acquisitions team is actively sourcing works by Bridget Riley and has been offered nearly 70 examples from around the world, some of which are priced in excess of $3 million. Of these works, this is the fourth to be offered on the Masterworks platform.

Executed in 1983, the painting is titled “xDxexlxoxsx” and belongs to a series of works characterized by their vertical stripes and vibrant colors, which Riley calls her “Egyptian Palette.” The large-scale work employs evenly spaced, vertical bands consisting of several colors that together, create an optical effect.

As of November 2022, early vertical line paintings created between 1967 and 1980, which precede the “Egyptian Palette” series, but are of a similar size to the Painting, account for three of Riley’s top five auction records. The top two are “Chant 2” (1967), which features an early variation of the vertical stripe motif and most recently sold for $4.75 million dollars at Christie’s, London in February of 2014, and “Zing 2” (1971), which is smaller than the Painting but also employs vertical stripes, and sold for $4.5 million dollars at Christie’s, London in June of 2021.

Between November 1992 and March 2021, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 17.5%. Of this data set, the similar works which have sold since 2015, has increased at an even greater estimated annualized appreciation rate of 20.6%.